EXHIBIT 99.2

Response Biomedical Corporation
Announces Debt Financing

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 22, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announces that it has entered into an agreement (the “Note Purchase Agreement”) with affiliates of Orbimed Advisors LLC (the “Lenders”) pursuant to which such affiliates have agreed to loan up to Cdn$2 million to Response by way of a debt financing.

The key terms of the debt financing are as follows:

(a)
concurrently with the execution and delivery of the Note Purchase Agreement today, Response is drawing down Cdn$275,000 from the Lenders.  Subject to the satisfaction of certain conditions, Response may draw down up to 3 further tranches of Cdn$575,000 at its option for a maximum potential draw of Cdn$2 million;

(b)
all amounts owing under the Note Purchase Agreement are secured by a general charge over all of Response’s assets which will be subject to certain existing rights held over such assets by third parties;

(c)
amounts drawn down under the Note Purchase Agreement bear interest at the rate of 4.5% per annum and Response is further obligated to pay a commitment fee to the Lenders of Cdn$80,000, which is payable on the maturity of the loan, as described below;

(d)
all amounts owing will become due and payable on the earliest of: (i) March 31, 2012; (ii) the occurrence of an event of default followed by a declaration by the Lenders that such amounts are due and payable (or such amounts become due and payable automatically under certain circumstances); and (iii) the completion date of certain specified equity financings;

(e)
the Lenders have the right to appoint an additional director to the Response board of directors (giving Orbimed Advisors, LLC and its affiliates the right to appoint a total of 3 members of the board).  In order to provide a vacancy on the board of directors which can be filled by such nominee, Dr. Richard Bastiani has today tendered his resignation as a director of Response; and

(f)
the Lenders have a right to participate in subsequent financings by Response for a period of up to 24 months so as to maintain their relative ownership interest in Response after completion of such financing.

Amounts borrowed by Response under the Note Purchase Agreement will be used by Response for working capital and other general corporate purposes.

“The value of Richard Bastiani’s many contributions during his long-standing tenure as a Director of Response is evident to all. We wish Richard all the best in his future endeavors and thank him for his efforts on behalf of the Company.”, said Peter A. Thompson, MD, Executive Chairman and interim CEO of Response Biomedical.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, including, but not limited to, statements regarding the Note Purchase

 Agreement, any subsequent draw downs thereunder and the use of proceeds of such debt financing and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may also involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, conditions to draw downs under the Note Purchase Agreement, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations, our ability to complete the draw downs, and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our amended annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Contacts

Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com